UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Norbord Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

65548P403

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the"Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Asset Management Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 34,787,535(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 34,787,535(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,787,535(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 40.3%(2)

12	Type of Reporting Person (See Instructions): CO

(1) Consists of Common Shares of the Issuer directly held by BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P., Brookfield Investments Corporation and Brookfield Private Equity Group Holdings LP, for which the reporting person may be deemed to be a beneficial owner. See Item 4(a) for more information.

(2) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Investments Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 16,724,709

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 16,724,709

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,709

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 19.4%(1)

12	Type of Reporting Person (See Instructions): CO

(1) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 1,304,216

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 1,304,216

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,304,216

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 1.5%(1)

12	Type of Reporting Person (See Instructions): PN

(1) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

1	Names of Reporting Persons BPE OSB Investment Holding L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 11,359,634

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 11,359,634

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,359,634

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 13.1%(1)

12	Type of Reporting Person (See Instructions): PN

(1) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Capital Partners II L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 5,398,976

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 5,398,976

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,398,976

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 6.2%(1)

12	Type of Reporting Person (See Instructions): PN

(1) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Infrastructure Investments Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 0%

12	Type of Reporting Person (See Instructions): OO

(1) Brookfield Infrastructure Investments Trust transferred its Common Shares of the Issuer to Brookfield Investments Corporation and following this report, will no longer be a reporting person.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Private Equity Direct Investments Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 0%

12	Type of Reporting Person (See Instructions): PN

(1) Brookfield Private Equity Direct Investments Holdings LP contributed its Common Shares of the Issuer to BPE OSB Investment Holding L.P. and following this report, will no longer be a reporting person.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Capital Partners Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 5,398,976(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 5,398,976(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,398,976(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 6.2%(2)

12	Type of Reporting Person (See Instructions): CO

(1) Consists of Common Shares of the Issuer directly held by Brookfield Capital Partners II L.P., for which the reporting person may be deemed to be a beneficial owner. See Item 4(a) for more information.

(2) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Private Equity Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 18,062,826(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 18,062,826(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,062,826(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 20.9%(2)

12	Type of Reporting Person (See Instructions): CO

(1) Consists of Common Shares of the Issuer directly held by BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P. and Brookfield Private Equity Group Holdings LP, for which the reporting person may be deemed to be a beneficial owner. See Item 4(a) for more information.

(2) Based on 86,402,076 Common Shares of the Issuer issued and outstanding as of December 31, 2017.

CUSIP No. 65548P403

Item 1(a).	Name of Issuer Norbord Inc. (“Norbord”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 1 Toronto Street, Suite 600 Toronto, ON M5C 2W4 Canada

Item 2(a).

Name of Persons Filing
Brookfield Asset Management Inc. (“BAM”)

Brookfield Investments Corporation (“BIC”)

Brookfield Private Equity Group Holdings LP (“BPEG”)

BPE OSB Investment Holding L.P. (“BOIH”)

Brookfield Capital Partners II L.P. (“BCP LP”)

Brookfield Infrastructure Investments Trust (“BIIT”)

Brookfield Private Equity Direct Investments Holdings LP (“BPED”)

Brookfield Capital Partners Ltd. (“BCP”)

Brookfield Private Equity Inc. (“BPE”)

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of each of BAM, BIC, BPEG, BOIH, BIIT, BPED, BCP and BPE is:

Brookfield Place

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

The address of BCP LP is:

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281

Item 2(c).	Citizenship See Item 4 of the cover pages
Item 2(d).	Title of Class of Securities Common Shares
Item 2(e).	CUSIP Number 65548P403

Item 3.	Not applicable

CUSIP No. 65548P403

Item 4.	Ownership
(a)

Amount beneficially owned:

See Item 9 of the cover pages.  BIC owns 16,724,709 Common Shares. BAM is the sole shareholder of BIC and therefore, BAM may be deemed to beneficially own 16,724,709 Common Shares indirectly through BIC. BPEG owns 1,304,216 Common Shares. BAM is the sole shareholder of BPE, the general partner of BPEG and therefore, each of BAM and BPE may be deemed to beneficially own 1,304,216 Common Shares indirectly through BPEG. BOIH owns 11,359,634 Common Shares. BAM is the sole shareholder of BPE, the general partner of BOIH and therefore, each of BAM and BPE may be deemed to beneficially own 11,359,634 Common Shares indirectly through BOIH. BCP LP owns 5,398,976 Common Shares. BPE indirectly owns all of the shares of BCP, the ultimate general partner of BCP LP. BAM is the sole shareholder of BPE and therefore, each of BAM, BPE and BCP may be deemed to beneficially own 5,398,976 Common Shares indirectly through BCP LP.

As of the date hereof, BIIT and BPED no longer beneficially own any Common Shares and cease to be reporting persons following this report.

(b) Percent of class: See Item 11 of the cover pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of the cover pages.
(ii) Shared power to vote or to direct the vote: See Item 6 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

BIIT and BPED: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

Exhibits

99.1	Joint Filing Agreement

CUSIP No. 65548P403

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2018

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs & Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Rami El Jurdi
Name: Rami El Jurdi
Title: Vice-President and CFO

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Director

BPE OSB INVESTMENT HOLDING L.P., by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS II L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS II GP L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Director

CUSIP No. 65548P403

BROOKFIELD INFRASTRUCTURE INVESTMENTS TRUST, by its administrator, BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs & Corporate Secretary

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A. J. Silber
Name: A.J. Silber
Title: Director